Exhibit 99.2

Unaudited Interim Financial Statements

Robert Bowden, Inc.

June 30, 2015 and December 31, 2014

Robert Bowden, Inc.

Robert Bowden, Inc.	1

Balance sheets (unaudited with respect to June 30, 2015)

	June 30, 2015	December 31, 2014

Assets
Current assets:
Cash	$ 6,578,260	$5,902,523
Accounts receivable, less allowance for doubtful accounts of $125,000, and $125,000, respectively	7,538,708	6,807,299
Inventories	7,116,491	5,881,966
Prepaid expenses and other current assets	168,299	314,873

Total current assets	21,401,758	18,906,661

Property, plant and equipment, net	3,992,825	3,324,626
Marketable securities	5,600,594	5,745,008

Total assets	$ 30,995,177	$27,976,295

Liabilities and Stockholder’s Equity (Deficit)
Current liabilities:
Accounts payable	$ 2,421,644	$1,390,571
Accrued expenses	1,724,610	1,114,686
Current maturities of long-term debt, related party	1,664,830	1,600,003
Current portion of ESOP guarantee	407,830	404,556

Total current liabilities	6,218,914	4,509,816

Long-term debt, related party	14,721,727	15,570,804
Other long-term liabilities	12,185,338	6,517,375
ESOP guarantee	398,348	783,385
Commitments and contingencies
Stockholder’s equity (deficit):
Common stock (1,000,000 of no par value shares authorized; 568,750 shares issued and 487,500 outstanding)	547,072	547,072
Additional paid-in capital	22,044	22,044
Unallocated ESOP shares	(6,953,562)	(6,953,562)
Retained earnings	3,855,296	6,979,361

Total stockholder’s equity (deficit)	(2,529,150)	594,915

Total liabilities and stockholder’s equity (deficit)	$ 30,995,177	$27,976,295

The accompanying notes are an integral part of these financial statements.

Robert Bowden, Inc.	2

Statements of operations (unaudited)

For the six months ended June 30,	2015	2014

Net sales	$37,490,070	$36,519,900
Cost of goods sold (excluding depreciation)	23,382,323	23,794,732

Gross profit	14,107,747	12,725,168

Operating expenses:
Selling, general and administrative	15,429,232	9,278,286
Rent	780,000	720,000
Depreciation	208,253	245,117

Total operating expenses	16,417,485	10,243,403

Income (loss) from operations	(2,309,738)	2,481,765
Other income (expense):
Interest income	13,621	35,037
Interest expense	(716,935)	(738,792)
Other	(111,013)	68,917

Total other income (expense)	(814,327)	(634,838)

Net Income (loss)	$(3,124,065)	$1,846,927

The accompanying notes are an integral part of these financial statements.

Robert Bowden, Inc.	3

Statements of changes in stockholder’s equity (deficit) (unaudited)

	Common Stock	Additional Paid-in Capital	Unallocated ESOP Shares	Retained Earnings	Total

Balance at December 31, 2014	$547,072	$ 22,044	(6,953,562)	6,979,361	$594,915
Net income (loss)	-	-	-	(3,124,065)	(3,124,065)

Balance at June 30, 2015	$547,072	$ 22,044	$(6,953,562)	$3,855,296	$(2,529,150)

The accompanying notes are an integral part of these financial statements.

Robert Bowden, Inc.	4

Statements of cash flows (unaudited)

For the six months ended June 30,	2015	2014

Cash flows from operating activities:
Net income (loss)	$ (3,124,065)	$1,846,927
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	208,253	245,117
SARs liability fair value adjustment	5,811,583	36,888
(Gain) on sale of property, plant and equipment	-	(1,500)
Loss (gain) on investments	144,414	(18,423)
Changes in operating assets and liabilities:
Accounts and notes receivable	(731,409)	(1,687,316)
Inventories	(1,234,525)	(273,310)
Prepaid expenses and other assets	2,160	71,452
Accounts payable	1,031,073	1,229,179
Accrued expenses and other liabilities	609,924	1,138,105

Net cash provided by operating activities	2,717,408	2,587,119

Cash flows from investing activities:
Purchases of property, plant and equipment	(876,452)	(794,730)
Proceeds from sale of property, plant and equipment	-	91,500

Net cash used in investing activities	(876,452)	(703,230)

Cash flows from financing activities:
Payments on long-term debt due to related parties	(784,250)	(724,525)
Payments on ESOP guarantee	(380,969)	(380,713)

Net cash used in financing activities	(1,165,219)	(1,105,238)

Net increase in cash	675,737	778,651
Cash at beginning of period	5,902,523	4,077,663

Cash at end of period	$ 6,578,260	$4,856,314

Supplemental disclosure of cash flows:
Interest paid	$ 716,934	$788,988

The accompanying notes are an integral part of these financial statements.

Robert Bowden, Inc.	5

Notes to unaudited interim financial statements

1	Summary of Significant Accounting Policies

Organization

Robert Bowden, Inc. (the “Company”) was incorporated in June 1983 in the State of Georgia. The Company is primarily engaged in the manufacture and sale of building materials and related supplies to residential construction contractors in the metropolitan area of Atlanta, Georgia.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At June 30, 2015 and December 31, 2014, cash and cash equivalent balances held at certain financial institutions were in excess of federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk.

Accounts Receivable and Allowance for Doubtful Accounts

Trade accounts receivable are stated at the amount the Company expects to collect and do not bear interest. The collectability of trade receivable balances is regularly evaluated based on a combination of factors such as customer credit-worthiness, past transaction history with the customer, current economic industry trends and changes in customer payment patterns. If it is determined that a customer will be unable to fully meet its financial obligation, such as in the case of a bankruptcy filing or other material events impacting its business, a specific reserve for bad debt is recorded to reduce the related receivable to the amount expected to be recovered.

The allowance for doubtful accounts consists of the following:

	June 30, 2015	December 31, 2014

Beginning balance	$ 125,000	$ 125,000
Provision for losses on receivables	-	59,246
Write-offs	-	(59,246)

Ending balance	$ 125,000	$ 125,000

Inventories

Inventories consist primarily of raw materials and finished goods and are stated at the lower of cost or market. The first-in, first-out (FIFO) method of determining cost is used for valuing inventories.

Investments

The Company follows Accounting Standards Codification (“ASC”) Topic No. 320, Debt and Equity Securities, in reporting the value of investments held as a benefit of the deferred compensation plan. The investments consist of money market funds, real estate funds, fixed income securities and mutual fund investments. The Company classifies marketable securities as trading securities and accordingly, these securities are reported at their fair value based on quoted market prices or net asset value and are included within investments in the accompanying balance sheets. Unrealized gains or losses are included as a component of other income. Realized gains or losses are based on the specific identification method and are included in other income as well.

Robert Bowden, Inc.	6

Property, Plant and Equipment

Property, plant and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Useful lives range as follows: machinery and equipment 3-20 years; office furniture and fixtures 4 years; vehicles 5-8 years; and leasehold improvements utilizing the shorter of the implied lease term or the remaining useful life of the asset. Repairs that significantly extend the lives of equipment are capitalized, while routine repairs and maintenance are expensed when incurred. Upon sale or disposal, the related cost and accumulated depreciation are removed and any resulting gain or loss is reflected in income. Management regularly performs reviews to determine whether facts and circumstances exist which indicate that the carrying amount of assets may not be recoverable or that the useful life is shorter than originally estimated.

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America (“US GAAP”), management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue for product sales when the goods are shipped. Revenue from installation services is recognized when the services are rendered. The Company presents sales net of sales tax and other sales related taxes collected from customers.

Interest income is recognized on delinquent trade receivables in accordance with the terms of payment.

Shipping and Handling Costs

Shipping and handling costs are expensed as incurred and included in cost of goods sold.

Advertising Costs

Advertising costs are expensed in the period incurred. Total advertising expense was approximately $90,000 and $59,000 for the six months ended June 30, 2015 and 2014, respectively.

Income Taxes

Net earnings (loss) subject to taxation are passed through to the stockholder pursuant to an election under Subchapter S of the Internal Revenue Code. Accordingly, no provision has been made for deferred or current income taxes in the accompanying financial statements.

A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% cumulative likelihood of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No adjustments were recognized for uncertain tax positions upon adoption or during the six months ended June 30, 2015 and 2014, respectively. The Company recognizes any interest and penalties related to tax positions incurred in income tax expense within selling, general and administrative expenses on the statement of operations.

Fair Value Measurements

The Company’s financial instruments at June 30, 2015 and December 31, 2014 consist primarily of cash, investments, accounts receivable, notes receivable, accounts payable and loans payable. Due to the short maturities of the cash, accounts receivable and accounts payable, carrying amounts approximate the respective fair values. The carrying amount for loans payable and notes receivable approximate fair value since the interest rates are market based.

Robert Bowden, Inc.	7

ASC 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value and expands financial statement disclosures about fair value measurements. ASC 820 does not require any new fair value measurements, but rather applies to all other accounting pronouncements that require or permit fair value measurements. ASC 820 requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

•	Level 1: Quoted market prices in active markets for identical assets or liabilities.
•	Level 2: Inputs other than level 1 that are either directly or indirectly observable.
•	Level 3: Unobservable inputs developed using the Company’s estimates and assumptions, which reflect those that market participants would use.

The following table reflects the assets that are carried at fair value on a recurring basis as of:

The Company determines the fair value of the marketable securities that are traded either through quoted market prices in active markets of identical assets (level 1) or through quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active (level 2). These securities that are classified as level 2 are valued using the market approach and are genereally comprised of commodity and real estate funds.

	Fair Value Measurement Using
June 30, 2015	Level 1	Level 2	Level 3	Total

Deferred compensation plan:
Money market funds	$ 327,084	$-	$-	$ 327,084
Real estate funds	562,126	-	-	562,126
Fixed income securities	-	1,735,547	-	1,735,547
Mutual funds	2,975,836	-	-	2,975,836

Total assets at fair value	$ 3,865,047	$1,735,547	$-	$ 5,600,594

	Fair Value Measurement Using
December 31, 2014	Level 1	Level 2	Level 3	Total

Deferred compensation plan:
Money market funds	$ 314,148	$-	$-	$ 314,148
Real estate funds	593,234	-	-	593,234
Fixed income securities	-	1,898,066	-	1,898,066
Mutual funds	2,939,560	-	-	2,939,560

Total assets at fair value	$ 3,846,942	$1,898,066	$-	$ 5,745,008

2	Employee Stock Ownership Plan

The Company sponsors a leveraged employee stock ownership plan (“ESOP”) that covers substantially all employees. The Company accounts for its ESOP in accordance with ASC 718, Compensation – Stock Compensation. The Company makes annual contributions to the ESOP equal to the ESOP’s debt service requirements less any dividends received by the ESOP. Accordingly, the Company reports in its balance sheet the debt of the ESOP and unallocated ESOP shares, which are the ESOP shares pledged as collateral for the debt (see Note 6).

Robert Bowden, Inc.	8

The ESOP shares are pledged as collateral for its debt. As the debt is repaid, shares are released from collateral and allocated to the active employees, based on the proportion of debt service paid during the year. During 2013, the ESOP Trust refinanced its debt in which the Company concurrently became a lender to the ESOP by means of executing a promissory note (“Note Receivable from ESOP Trust”) in the amount of $13,397,091 (Note 6). During 2014, the ESOP Trust refinanced its debt once again with the Company. The terms and conditions of the note receivable from ESOP Trust remained the same, however the maturity date of the Promissory Note was extended to 2022 from 2015. The proceeds generated from the Note Receivable from ESOP Trust were used by the ESOP Trust to extinguish the debt owed to the original selling shareholders. The Note Receivable from ESOP Trust is secured by a first priority lien and security interest in the pledged shares to the ESOP and requires equal annual payments to the Company and bears interest, also payable annually, at 1%. In accordance with ASC 718, the note receivable from the ESOP was recorded as an offset to the ESOP guarantee and therefore does not appear on the accompanying balance sheets.

As shares are released from collateral, the Company reports compensation expense equal to the current market price of the shares as determined by the most recent valuation report prepared by an independent valuation firm. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings; dividends on unallocated ESOP shares added to participant accounts are recorded as compensation expense. There were no shares released during the six month periods ended June 30, 2015 and 2014.

The ESOP shares are as follows:

	June 30, 2015	December 31, 2014

Allocated shares	385,772	385,772
Unallocated shares	101,728	101,728

Total ESOP shares	487,500	487,500

Fair value of allocated shares	$72,972,632	$ 26,845,873

Fair value of unallocated shares	$19,242,868	$ 7,079,252

In accordance with the Robert Bowden, Inc. ESOP Plan Document (“ESOP Plan”), any common stock that participants are eligible to receive will be subject to the Company’s right to repurchase such common stock. Unless the Company elects otherwise, the common stock will be deemed to be sold to the Company upon distribution to plan participants. Effective January 1, 2013, the Distribution Policy of the ESOP Plan was amended to allow for benefits to be distributed to plan participants terminated on or after December 31, 2012. During 2014, the ESOP allocated to participants, through a distribution from the Company to the ESOP, $2,879,375 in accordance with the provisions of the ESOP Plan. Participant notes issued by the ESOP, include interest and are paid in substantially equal payments over a term of 5 years and are also reported by the Company as debt on its balance sheet as a portion of the ESOP guarantee (see Note 6).

Additionally under the plan, participants who are age 55 with at least 10 years of participation in the Plan may elect to diversify a portion of their account. Diversification is offered to each eligible participant over a six-year period. In the first five years, a participant may diversify up to 25% of the number of shares allocated to their account with the percentage increasing to 50% in the sixth year. The year ended December 31, 2012 was the first year employees were eligible for diversification. In connection with diversification requirements, the Company made additional cash contributions of approximately $0 and $114,000 to the ESOP during the six months ended June 30, 2015 and 2014, respectively which has been included as an additional component of compensation expense within the selling, general and administrative expense classification in the accompanying statements of operations. As more participants reach eligibility for diversification, the Company may be required to make additional cash contributions to the ESOP to provide liquidity in order to satisfy diversification requirements.

The Company merged the 401(k) Plan with and into the ESOP, with the ESOP as the surviving plan, to create the “Robert Bowden, Inc. Employee Stock Ownership and 401(k) Plan (the KSOP)” with an effective date as of January 1, 2014.

Robert Bowden, Inc.	9

3	Inventories

Inventories consist of:

	June 30, 2015	December 31, 2014

Raw materials	$2,382,532	$ 1,537,582
Finished goods	4,733,959	4,344,384

Total	$7,116,491	$ 5,881,966

4	Property, Plant and Equipment

Property, plant and equipment consist of:

	June 30, 2015	December 31, 2014

Furniture and fixtures	$255,749	$ 255,749
Vehicles	2,630,848	2,609,618
Machinery and equipment	6,357,258	5,651,708
Leasehold improvements	3,431,769	3,346,644
Construction in Process	892,229	827,683

	13,567,853	12,691,402
Less: accumulated depreciation	(9,575,028)	(9,366,776)

Total	$3,992,825	$ 3,324,626

5	Notes Receivable

During 2011, the Company entered into agreements with certain customers for the purpose of financing the customers’ outstanding receivable balance. The notes are secured by specific properties and are to be paid back as the related properties are sold, and bear interest at a rate of 7% per annum. The outstanding balance on these notes were $0 and $1,131 as of June 30, 2015 and December 31, 2014, respectively, and are included within Prepaid expenses and other current assets on the Balance Sheets.

6	Related Party Transactions

Notes Payable with Related Parties

During 2011 and 2010, the Company entered into $5,527,679 of note agreements with related parties for the purpose of financing the Company’s rent payable and $146,000 of note agreements, also with related parties, to finance the purchase of machinery and equipment (“notes payable with related parties”). These notes payable with related parties bear interest at the rate of 8% per annum, accruing annually from the date of the note until paid. On January 1, 2013, all of these notes were amended to extend the maturity date to December 31, 2022. No changes were made to the overall payable balance as a result of these amended agreements; however, accrued interest accumulated during the period between the original effective date and the amended effective date was aggregated into the principal balance of the amended payment schedules.

The Company also entered into a separate loan with the original sellers of the Company (“Note to the Original Selling Shareholders”) for $13,397,091 to finance the Note Receivable from the ESOP Trust. The Note to the Original Selling Shareholders is payable in equal quarterly installments of principle plus interest with a maturity date of 2022 and bears interest at 8% per annum. The loan is secured by a first priority lien and pledge of, and a grant of a security interest in, the Pledged Shares under the Pledge Agreement. The Note to the Original Selling Shareholders is included within current maturities of long-term debt, related party and Long-term debt, related party on the balance sheets.

Robert Bowden, Inc.	10

The outstanding balance of the notes payable with related parties and the Notes to the Original Selling Shareholders as of June 30, 2015 and December 31, 2014 classified as short-term debt was $1,664,830 and $1,600,003 respectively, and outstanding balance classified as long-term debt was $14,721,727 and $15,570,804, respectively.

Aggregate maturities of the related party debt for the next five years are as follows:

Amount

For the years ending June 30:
2016	$ 1,664,830
2017	1,802,066
2018	1,950,614
2019	2,111,407
2020	2,285,455
Thereafter	6,572,185

Total	$ 16,386,557

Other Related Party Transactions

The Company leases all of its office and warehouse space from partnerships whose partners are officers and former shareholders of the Company. The Company entered into new operating lease agreements during 2015 with terms of one year. All leases with related parties have similar terms with no renewal options, however historically the Company has renewed these operating leases on an annual basis. Future commitments under the aforementioned non-cancelable annual operating leases include a minimum rental payment of $1,560,000, for 2015. Rent expense on these facilities was $780,000 and $720,000 for the six month period ended June 30, 2015 and 2014, respectively.

7	Stock Appreciation Rights

The Company issued stock appreciation rights (SARs) in 2001 to several key employees that were fully vested as of December 31, 2014. Under the terms of the agreement, the SARs become 20% vested on the fourth or sixth anniversary of the date of grant and increase an additional 20% on each anniversary thereafter until the SARs are fully exercisable.

The Company issued additional stock appreciation rights (SARs) to key employees on December 31, 2010. Under the terms of the agreement, the SARs are fully vested as of the grant date with an expiration date of December 31, 2030 and are exercisable immediately.

In accordance with ASC 718 Stock Compensation, the Company records compensation expense and recognizes a liability equal to the increase in fair value of the SARs at each reporting date. As of December 31, 2014, a liability of $772,367 has been included in other long-term liabilities on the accompanying balance sheet. The Company increased compensation expense by $36,888 as a result of the change in fair value of the 2010 awards for the six month period ended June 30, 2014. The SARs issued in 2001 have no value at December 31, 2014 as the fair value of the Company’s stock fell below the base value. The fair value of the Company’s stock is determined annually by an independent valuation firm.

On August 31, 2015, Robert Bowden, Inc. and BMC West Corporation (“BMC”) entered into a transaction pursuant to which the Company sold substantially all of its assets to BMC. The fair value of the SARs was determined to be $6,584,744 based on the fair value per share determined with reference to the BMC transaction. As of June 30, 2015, a liability of $6,584,744 has been included in other long-term liabilities on the accompanying balance sheet. The Company increased compensation expense by $5,812,377 as a result of the change in fair value of the 2010 and 2001 awards for the six month period ended June 30, 2015.

Robert Bowden, Inc.	11

8	Employee Benefit Plans

The Company maintains a profit sharing plan covering substantially all of its employees. Company contributions are determined annually by the Board of Directors in an amount not to exceed the maximum allowable by law. Eligible employees are vested at 20% after two years, increasing 20% per year thereafter. Per the KSOP (401(k) Plan merged with and into the ESOP) Plan Document which has an effective date as of January 1, 2014, employees that are terminated prior to January 1, 2015 have a 5-year cliff vesting schedule (0% vested for less than 5 years of service and 100% after 5 years of service), otherwise eligible employees vest at 20% after two years, increasing by 20% per year thereafter. There were no profit sharing contributions charged to operations in 2015 or 2014.

The Company sponsors a defined contribution 401(k) plan that is available to substantially all employees. The plan allows employees to make tax deferred contributions up to 20 percent of their annual compensation. Each year the employer may contribute a discretionary matching contribution. The Company matched contributions at 50% of the first 6% of deferred compensation for 2015 and 2014. The amount of employer match for the 401(k) Plan was $83,319 and $75,567 for the six month periods ended June 30, 2015 and 2014, respectively.

Effective January 1, 2003, the Company adopted a deferred compensation plan pursuant to which certain members of management and other highly compensated employees are eligible to defer up to 100% of their annual compensation. The Company, at its sole discretion, may make a matching contribution to the Plan on an annual basis in an amount not to exceed the maximum allowable by law. Each participant is fully vested in all deferred compensation and earnings thereon and vested in matching contributions at 20% after two years, increasing 20% per year thereafter. There have been no matching contributions to date. Included in other long-term liabilities as of June 30, 2015 and December 31, 2014, is $5,600,594 and $5,745,008, respectively, related to the deferred compensation plan.

9	Concentrations of Credit and Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, cash equivalents and trade accounts receivable.

The Company maintains cash with various financial institutions which at times may exceed federally insured limits. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. Trade receivables are unsecured and the Company is at risk to the extent such amounts become uncollectible.

Approximately 10% and 13% of the Company’s operating revenues for the six month periods ended June 30, 2015 and 2014, respectively, were derived from sales to one customer. There were no concentrations of receivables as of June 30, 2015 and 2014.

The Company has relationships with certain vendors which provide materials for resale to the Company’s customers. Approximately 16% and 18% of materials were purchased from the Company’s top two vendors in the six month periods ended June 30, 2015 and 2014, respectively.

10	Commitments and Contingencies

The Company has employment agreements with its executive officers and several other key employees, the terms of which expired on December 31, 2014, but are renewed automatically on an annual basis unless either the Company or the executive shall give the other party not less than ninety (90) days prior written notice of the intention to terminate the agreement. The agreements provide for an annual base salary that can be adjusted and incentive bonuses based on the Company’s performance. The aggregate commitment for future salaries, excluding bonuses, at June 30, 2015 and 2014 was approximately $1,000,000.

Robert Bowden, Inc.	12

The Company is, in the routine operation of its business, subject to litigation, claims, assessments and various other legal matters. In the opinion of management, none of these matters is expected to result in a settlement or judgment having a material adverse effect on the Company’s financial position or results of operations.

As discussed in Note 2, the Company makes annual contributions to the ESOP equal to the ESOP’s debt service requirements. The outstanding debt of the ESOP is payable in annual installments and has been recorded on the Company’s balance sheet in both current and long-term liabilities as ESOP Guarantee and includes the balance of the debt due from the ESOP to the Company recorded on the balance sheet as a Loan to ESOP Trust and the balance of the notes executed with participants for the repurchase of shares as discussed below.

The ESOP has executed a series of promissory note agreements with participants, or their designated beneficiary, of the Plan who terminated due to retirement, disability or death. Each note agreement included an initial payment and four equal installments to be paid annually on June 30th. The notes bear interest ranging from 3.25% to 6.3% and have been recorded on the Company’s balance sheet in both current and long-term liabilities as ESOP guarantee. In exchange for the note agreements, the terminated participants forfeited their rights to Company shares held by the Plan.

Aggregate maturities of the ESOP participant promissory notes, for the next five years are as follows:

Amount

For the six months ending June 30:
2016	$ 407,830
2017	398,348
2018	-
2019	-
2020	-
Thereafter	-

Total	$ 806,178

11	Subsequent Events

In accordance with ASC 855-10, Subsequent Events, the Company evaluated all events or transactions that occurred after June 30, 2015 up through May 16, 2016, the date these financial statements were issued.

On August 31, 2015, Robert Bowden, Inc. and BMC entered into a transaction pursuant to which the Company sold substantially all of its assets to BMC.